December 2014
Pricing Sheet dated December 12, 2014 relating to
Preliminary Terms No. 260 dated December 8, 2014
Registration Statement No. 333-199966
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due December 15, 2017

Based on the Performance of the Common Stock of Tesla Motors, Inc.

Principal at Risk Securities

PRICING TERMS — December 12, 2014
Issuer:	JPMorgan Chase & Co.
Underlying stock:	Common stock of Tesla Motors, Inc.
Aggregate principal amount:	$3,111,100
Early redemption:	If, on any determination date (other than the final determination date), the closing price of the underlying stock is greater than or equal to the redemption threshold level, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date. No further payments will be made on the securities once they have been redeemed.
Redemption threshold level:	$188.37, which is equal to 91% of the initial stock price
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:

— If, on any determination date, the closing price or the final stock price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.2875 (2.875% of the stated principal amount) per security on the related contingent payment date.

— If, on any determination date, the closing price or the final stock price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:	March 12, 2015, June 12, 2015, September 14, 2015, December 14, 2015, March 14, 2016, June 13, 2016, September 12, 2016, December 12, 2016, March 13, 2017, June 12, 2017, September 12, 2017 and December 12, 2017, subject to postponement for non-trading days and certain market disruption events. We also refer to December 12, 2017 as the final determination date.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	— If the final stock price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
	— If the final stock price is less than the downside threshold level:	(i) the cash value or (ii) at our option, a number of shares of the underlying stock equal to the exchange ratio as of the final determination date
Cash value:	The amount in cash equal to the stated principal amount times the closing price of one share of the underlying stock on the final determination date, divided by the initial stock price
Exchange ratio:	0.04831, which is the stated principal amount times the stock adjustment factor, divided by the initial stock price (subject to adjustment)
Downside threshold level:	$165.60, which is equal to 80% of the initial stock price
Initial stock price:	$207.00, which was the closing price of the underlying stock on the pricing date
Final stock price:	The closing price of the underlying stock on the final determination date
Stock adjustment factor:	The stock adjustment factor is referenced in determining the closing price of the underlying stock and is set initially at 1.0 on the pricing date. The stock adjustment factor is subject to adjustment in the event of certain corporate events affecting the underlying stock.
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	December 12, 2014
Original issue date (settlement date):	December 17, 2014
Maturity date:	December 15, 2017, subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I
CUSIP/ISIN:	48127P481 / US48127P4818
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)

Commissions and issue price:	Price to public(1)	Fees and commissions	Proceeds to issuer
Per security	$10.00	$0.20(2) $0.05(3)	$9.75
Total	$3,111,100.00	$77,777.50	$3,033,322.50
(1)	See “Additional Information about the Securities — Use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the securities.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.20 per $10 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.
(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each $10 stated principal amount security

The estimated value of the securities on the pricing date as determined by JPMS was $9.454 per $10 stated principal amount security. See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.

The securities are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement no. 4a-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Securities” in the accompanying preliminary terms.

Preliminary terms no. 260 dated December  8, 2014: http://www.sec.gov/Archives/edgar/data/19617/000119312514436592/d834660dfwp.htm

Product supplement no. 4a-I dated November  7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf

Prospectus supplement and prospectus, each dated November  7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.